

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Chris Ehrlich
Interim Chief Executive Officer
CERo Therapeutics Holdings, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

> **Re: CERo Therapeutics Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2024**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2023**
> **File No. 333-282755**

Dear Chris Ehrlich:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your statement on the cover page that you are registering, among others, 75,000,000 shares of common stock "issuable" to a service provider. You also reference 75,000,000 shares of Common Stock "to be issued" to the service provider in footnote 34 to the Selling Securityholders table. We contrast these statements with inconsistent disclosures on pages 6, 9, and 157 that refer to these same shares as "issued."

    - Please revise throughout to clarify whether these 75,000,000 shares of common stock have already been issued to the service provider, or whether the private placement of such securities is incomplete.

- Please note that a transaction that commenced privately cannot be converted to a registered offering. As applicable, provide your analysis as to why you believe you are eligible to register the primary issuance of these 75,000,000 shares of common stock, or alternatively, revise your fee table and registration statement to remove these shares. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 134.02.

2. We note your disclosure on page 7 that the shares of common stock registered for resale under this prospectus, if issued, would exceed the number of shares of common stock currently authorized for issuance. You also state that in the event that you obtain the approval of the Reverse Stock Split at an upcoming special stockholders meeting, the number of shares registered hereunder will no longer exceed the number of authorized and unissued shares.
    - Please confirm that you will not request acceleration of the effective date of this registration statement until you have obtained shareholder approval such that you have sufficient authorized shares to conduct the offering.
    - Alternatively, please reduce the number of shares being registered so as not to exceed the number of currently authorized shares available for issuance.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of CERo, page 125</u>

3. Please revise to also include MD&A disclosure for Legacy CERo's two most recent fiscal years, or otherwise advise. Refer to Item 303(b) of Regulation S-K, and instructions thereto.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Letalien